**FORM 6-K**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549



**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**



For the month of June, 2002

# ABER DIAMOND CORPORATION

*(Translation of registrant's name into English)*



P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9
*(Address of principal executive offices)*

*(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)*

Form 20-F ______ Form 40-F __X__

*(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)*

Yes _____ No __X__

*(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)*

# Aber

# *NEWS RELEASE*

## FIRST QUARTER REPORT AND OPERATIONS UPDATE

**June 21, 2002 – Toronto, Canada – ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER)**

**Operations Update**

Aber management is pleased to report that site construction of the Diavik Project is now approximately 80% complete and is progressing on schedule. The North Inlet Water Treatment Plant became operational during the first quarter and dewatering of the sedimentation ponds, needed to decant some of the water to be removed from the A-154 pit area, is now complete. Jet grouting of the water diversion dike recommenced successfully in March, and is scheduled for completion in July, at which time dewatering of the dike will commence. The Sewage Treatment Plant, the Raw Water Pump House, Electrical Power and Boiler Plants have been commissioned and are operational. Construction of the Processing and Recovery Plants is progressing as planned, and commissioning is now set to begin in September.

The Project capital budget on a 100% basis remains unchanged at $1.3 billion, with total costs at May 31, 2002 being $993 million. Production start-up remains on schedule for April 2003. Any potential to advance this date can only be defined when the water removal from the open pit mining area has been accomplished. This is expected to be completed during September, 2002.

In April of 2002, the Toronto diamond sorting office was completed. By keeping in Canada a function traditionally carried out in Antwerp, this facility will allow full technical assortments of production to be prepared under the auspices of the Company's management team. The facility is now staffed, and training began in June under the supervision of the Company's senior diamond personnel. The Toronto sorting office, the first of its kind in North America, will allow Aber to supply diamonds directly to its two marketing joint ventures already sorted for sale.

.../2

**Financial Results**

**Net earnings** - Aber's net loss for the quarter ended April 30, 2002 totalled $0.7 million or $0.01 per share, compared with net earnings of $85.3 million or $1.56 per share a year earlier. The prior year's results include a $147.7 million gain ($84.6 million after tax) from the sale of Aber's share in the Snap Lake property in February 2001 for total proceeds of $172.8 million.

**Income** - Aber's interest income from short-term monetary investments totalled $0.3 million for the quarter, compared to $3.1 million a year earlier. The decrease is due to lower short-term interest rates and lower average cash balances on hand . Gross proceeds received in February 2001 from the sale of Aber's share of Snap Lake were $172.8 million resulting in a pre-tax gain of $147.7 million.

**Expenses** - Aber's expenses increased during the latest quarter to $1.9 million, up from $1.5 million a year earlier. This increase was due to higher staffing levels in Toronto in preparation for commercial production.

**Income taxes** - Aber recorded a tax recovery of $0.5 million during the quarter due to the loss before income taxes in the quarter, compared to a provision of $64.0 million in the prior year. This provision was mainly due to the sale of Aber's share in the Snap Lake property.

**Liquidity and Cash Resources** - During the quarter ended April 30, 2002, working capital increased to $66.6 million at April 30, 2002, from $56.1 million at January 31, 2002, as Aber completed the establishment of the US$45 million contingency cash collateral account to be maintained in support of Project completion. This collateral account is to be invested in either cash or short-term money market instruments and will become available to Aber for general corporate purposes on a prescribed basis post-Project completion and upon commencement of the repayment of the Loan Facility.

As of April 30, 2002, Aber had $90.6 million in cash and cash equivalents, of which $31.2 million was held at the Diavik Project, compared with $87.2 million, of which $46.6 million was held at the Diavik Project, at January 31, 2002. Also at April 30, 2002, Aber had $23.3 million of money market instruments with maturities greater than three months but less than a year. Cash and money market instruments are made up of high quality short-term commercial paper. These very liquid, securitized money market instruments are distributed through Canada's major Schedule I chartered banks and can be sold prior to maturity.

As of April 30, 2002, Aber had drawn down long-term debt of US$72 million (C$112.9 million at the quarter end closing CDN/US exchange rate) from its recently closed US$230 million Project Loan Facility. Therefore Aber had cash, net of long-term debt, of $1.0 million at April 30, 2002, compared to $87.2 million cash at January 31, 2002.

.../3

**Investing** - Investing activities with respect to mineral property expenditures, deferred charges and capital assets were $82.9 million during the current quarter, compared to $34.2 million a year earlier. The most significant investment in both periods was for the Diavik Project. In the current fiscal quarter, Aber invested $71.6 million in the Diavik Project for site construction as discussed above in the "Operations Update". In the previous year's corresponding period, $34.2 million was spent on the Diavik Project, for the 2001 winter road program and for continued site preparation.

Aber spent $8.9 million during the quarter on financing charges related to the US$230 million Project Loan Facility.

Aber also spent $2.4 million on marketing infrastructure initiatives, which included the purchase of further rough diamonds for training purposes as well as the completion of the construction of Aber's dedicated sorting facilities.

**Financing** - Aber funded its share of the Diavik property program, marketing initiatives and costs relating to the Project Loan Facility from drawings under the Project Loan Facility. In the current quarter US$72 million (C$114.7 million) was drawn down at prevailing CDN/US exchange rates.

*This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed in the Company's Annual Information Form filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.*

***Consolidated financial statements and corresponding notes follow.***

- 30 -

For further information, please contact:
Robert A. Gannicott, President & Chief Executive Officer – (416) 362-2237 (ext. 225); or
S. Caroline Glasbey, Director, Investor Relations – (416) 362-2237 (ext. 235)

**ABER DIAMOND CORPORATION**
Consolidated Balance Sheets
April 30, 2002 and January 31, 2002
(expressed in thousands of Canadian dollars)

| | April 30, (unaudited) 2002 | January 31, 2002 |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ 90,600 | $ 87,222 |
| Money market instruments | 23,316 | - |
| Accounts receivable | 1,845 | 2,375 |
| Advances and prepaid expenses | 611 | 7,303 |
| | 116,372 | 96,900 |
| Deferred mineral property costs | 442,253 | 352,515 |
| Deferred charges | 26,944 | 19,893 |
| Capital assets | 39,278 | 34,886 |
| | $ 624,847 | $ 504,194 |
| Liabilities and Shareholders' Equity | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 49,753 | $ 40,758 |
| Long-term debt | 112,932 | - |
| Future income tax liability | 80,173 | 80,926 |
| Minority interest | 12 | 12 |
| Shareholders' equity: | | |
| Share capital | 326,250 | 326,200 |
| Stock options | 161 | - |
| Retained earnings | 55,566 | 56,298 |
| | 381,977 | 382,498 |
| | $ 624,847 | $ 504,194 |

See accompanying notes to consolidated financial statements.

On behalf of the Board:

John C. Lamacraft (signed)
Director

Robert A. Gannicott (signed)
Director

**ABER DIAMOND CORPORATION**

Consolidated Statements of Earnings and Retained Earnings
For the Periods Ended April 30, 2002 and 2001
(expressed in thousands of Canadian dollars)
(Unaudited)

| | Three months ended April 30 2002 | 2001 |
|---|---|---|
| Income: | | |
| Interest | $ 339 | $ 3,135 |
| Gain on sale of Snap Lake property | - | 147,714 |
| Foreign exchange | 395 | - |
| | 734 | 150,849 |
| Expenses: | | |
| General and administrative | 1,892 | 1,498 |
| Amortization | 30 | 41 |
| | 1,922 | 1,539 |
| Earnings (loss) before income taxes | (1,188) | 149,310 |
| Income taxes (recovery) | (456) | 64,041 |
| Earnings (loss) | (732) | 85,269 |
| Retained earnings (deficit), beginning of period | 56,298 | (24,740) |
| Retained earnings, end of period | $ 55,566 | $ 60,529 |
| Basic earnings (loss) per share | $ (0.01) | $ 1.56 |
| Diluted earnings (loss) per share | $ (0.01) | $ 1.55 |

See accompanying notes to consolidated financial statements.

**ABER DIAMOND CORPORATION**
Consolidated Statements of Cash Flows
For the Periods Ended , April 30, 2002 and 2001
(expressed in thousands of Canadian dollars)
(Unaudited)

| | Three months ended April 30 2002 | 2001 |
|---|---|---|
| Cash provided by (used in): | | |
| Operations: | | |
| Net earnings (loss) for the period | $ (732) | $ 85,269 |
| Items not involving cash | | |
| Gain on sale of Snap Lake property | - | (147,714) |
| Amortization | 30 | 41 |
| Future income taxes | (753) | 63,862 |
| Stock-based compensation | 101 | - |
| Foreign exchange | (395) | - |
| Change in non-cash operating working capital | (2,061) | (39) |
| | (3,810) | 1,419 |
| Financing: | | |
| Long-term debt | 114,664 | - |
| Issue of common shares, for cash, net of issue expenses | 50 | 172 |
| Investments: | | |
| Deferred mineral property costs | (65,023) | (32,636) |
| Deferred charges | (10,710) | (1,476) |
| Capital assets | (7,140) | (85) |
| Proceeds on sale of Snap Lake property | - | 172,762 |
| Money market instruments | (23,604) | - |
| | (106,477) | 138,565 |
| Foreign exchange effect on cash balances | (1,049) | - |
| Increase in cash and cash equivalents | 3,378 | 140,156 |
| Cash and cash equivalents, beginning of period | 87,222 | 123,912 |
| Cash and cash equivalents, end of period | $ 90,600 | $ 264,068 |
| Change in non-cash operating working capital: | | |
| Accounts receivable | $ (153) | $ 315 |
| Prepaid expenses | 6 | 54 |
| Accounts payable and accrued liabilities | (1,914) | (408) |
| | $ (2,061) | $ (39) |

See accompanying notes to consolidated financial statements.

**NOTES:**

1. The interim consolidated financial statements of Aber Diamond Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2002.The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2002. As at April 30, 2002, the Diavik Diamonds Project has not commenced commercial production and thus no amortization of deferred mineral property costs or deferred charges has been recorded.

2. Effective February 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants standards for the recognition, measurement and disclosure of stock-based compensation applicable to the grants of stock options under the Company's Stock Option Plan. Under the new requirements, the Company has used the fair value based method of accounting for grants of options to non-employees. The Company has continued its existing policy that no compensation cost is recorded on the grant of stock options to directors and employees.

   During the quarter, 392,000 common share options were granted to directors and employees at a weighted average exercise price of $23.43 each, and an additional 80,000 common share options were granted to non-employees, including a director for consulting work performed and a consultant, at an exercise price of $23.35 each, expiring in the year 2012. During the quarter, $0.2 million was recorded for stock compensation, with a corresponding increase in stock options equity reflected on the balance sheet.

   Had the fair value based method been used for all stock options granted during the first quarter, the Company's net loss would have increased by $1.0 million, not including the effect of options granted prior to January 31, 2002. The effect, on a pro forma basis, of the fair value based accounting method on the Company's earnings per share would have been a reduction of $0.02. Consideration paid by employees on the exercise of stock options is recorded as stock options.

3. Aber announced on January 29, 2002 the closing of its US$230 million Project Loan Facility (the "Loan Facility"). First drawdown on the Loan Facility was made on February 6, 2002 and US$72 million (C$114.7 million) was drawn by April 30, 2002.

   The Loan Facility is sufficient to fund Aber's share of: all budgeted expenditures to complete the Diavik Project, including ongoing exploration, the 2003 supplies procurement and winter road campaign; costs and fees related to the Loan Facility; interest during the remaining construction period to the commencement of diamond sales in the second quarter 2003; Aber's corporate and administrative expenditures for that same period; and the cost of establishing Aber's sorting and marketing facilities.

   The underlying interest rate is floating at LIBOR plus 3%. Commitment fees of 1.5% are payable on the outstanding amount of the Loan Facility. Scheduled amortization of the Loan Facility will be over eight semi-annual equal instalments following project completion, with a final maturity date of December 15, 2007. The Loan Facility contemplates accelerated repayment based upon available Project cash flow. The Company is required to comply with certain financial and non-financial covenants.

4. Share capital information at June 20, 2002:

| | | |
|---|---|---|
| Authorized | - | 100,000,000 |
| Issued & outstanding | - | 54,591,920 |
| Fully diluted | - | 57,717,320 |



# aber diamond corporation

first quarter report – three months ended april 30, 2002

## to our shareholders

Aber management is pleased to report that site construction of the Diavik Project is now approximately 80% complete and is progressing on schedule. The North Inlet Water Treatment Plant became operational during the first quarter and dewatering of the sedimentation ponds, needed to decant some of the water to be removed from the A-154 pit area, is now complete. Jet grouting of the water diversion dike recommenced successfully in March, and is scheduled for completion in July, at which time dewatering of the dike will commence. The Sewage Treatment Plant, the Raw Water Pump House, Electrical Power and Boiler Plants have been commissioned and are operational. Construction of the Processing and Recovery Plants is progressing as planned, and commissioning is now set to begin in September.

The Project capital budget on a 100% basis remains unchanged at $1.3 billion, with total costs at May 31, 2002 being $993 million. Production start-up remains on schedule for April 2003. Any potential to advance this date can only be defined when the water removal from the open pit mining area has been accomplished. This is expected to be completed during September 2002.

In April of 2002, the Toronto diamond sorting office was completed. By keeping in Canada a function traditionally carried out in Antwerp, this facility will allow full technical assortments of production to be prepared under the auspices of the Company's management team. The facility is now staffed, and training began in June under the supervision of the Company's senior diamond personnel. The Toronto sorting office, the first of its kind in North America, will allow Aber to supply diamonds directly to its two marketing joint ventures already sorted for sale.

Robert A. Gannicott
President and Chief Executive Officer

June 21, 2002

The statements in this first quarter interim report contain certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed in the Company's Annual Information Form filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

# management's discussion and analysis

## NET EARNINGS

Aber's net loss for the quarter ended April 30, 2002 totalled $0.7 million or $0.01 per share, compared with net earnings of $85.3 million or $1.56 per share a year earlier. The prior year's results include a $147.7 million gain ($84.6 million after tax) from the sale of Aber's share in the Snap Lake property in February 2001 for total proceeds of $172.8 million.

## INCOME

Aber's interest income from short-term monetary investments totalled $0.3 million for the quarter, compared to $3.1 million a year earlier. The decrease is due to lower short-term interest rates and lower average cash balances on hand. Gross proceeds received in February 2001 from the sale of Aber's share of Snap Lake were $172.8 million resulting in a pre-tax gain of $147.7 million.

## EXPENSES

Aber's expenses increased during the latest quarter to $1.9 million, up from $1.5 million a year earlier. This increase was due to higher staffing levels in Toronto in preparation for commercial production.

## INCOME TAXES

Aber recorded a tax recovery of $0.5 million during the quarter due to the loss before income taxes in the quarter, compared to a provision of $64.0 million in the prior year. This provision was mainly due to the sale of Aber's share in the Snap Lake property.



## LIQUIDITY AND CASH RESOURCES

During the quarter ended April 30, 2002, working capital increased to $66.6 million at April 30, 2002, from $56.1 million at January 31, 2002, as Aber completed the establishment of the US$45 million contingency cash collateral account to be maintained in support of Project completion. This collateral account is to be invested in either cash or short-term money market instruments and will become available to Aber for general corporate purposes on a prescribed basis post-Project completion and upon commencement of the repayment of the Loan Facility.

As of April 30, 2002, Aber had $90.6 million in cash and cash equivalents, of which $31.2 million was held at the Diavik Project, compared with $87.2 million, of which $46.6 million was held at the Diavik Project, at January 31, 2002. Also at April 30, 2002, Aber had $23.3 million of money market instruments with maturities greater than three months but less than a year. Cash and money market instruments are made up of high quality short-term commercial paper. These very liquid, securitized money market instruments are distributed through Canada's major Schedule 1 chartered banks and can be sold prior to maturity.

As of April 30, 2002, Aber had drawn down long-term debt of US$72 million (C$112.9 million at the quarter end closing CDN/US exchange rate) from its recently closed US$230 million Project Loan Facility. Therefore Aber had cash, net of long-term debt, of $1.0 million at April 30, 2002, compared to $87.2 million cash at January 31, 2002.

## INVESTING

Investing activities with respect to mineral property expenditures, deferred charges and capital assets were $82.9 million during the current quarter, compared to $34.2 million a year earlier. The most significant investment in both periods was for the Diavik Project. In the current fiscal quarter, Aber invested $71.6 million in the Diavik Project for site construction as discussed on page 1. In the previous year's corresponding period, $34.2 million was spent on the Diavik Project, for the 2001 winter road program and for continued site preparation.

Aber spent $8.9 million during the quarter on financing charges related to the US$230 million Project Loan Facility.



Aber also spent $2.4 million on marketing infrastructure initiatives, which included the purchase of further rough diamonds for training purposes as well as the completion of the construction of Aber's dedicated sorting facilities.

## FINANCING

Aber funded its share of the Diavik property program, marketing initiatives and costs relating to the Project Loan Facility from drawings under the Project Loan Facility. In the current quarter US$72 million (C$114.7 million) was drawn down at prevailing CDN/US exchange rates.

# consolidated balance sheets

APRIL 30, 2002 AND JANUARY 31, 2002
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

| | (unaudited) APRIL 30, 2002 | JANUARY 31, 2002 |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ 90,600 | $ 87,222 |
| Money market instruments | 23,316 | – |
| Accounts receivable | 1,845 | 2,375 |
| Advances and prepaid expenses | 611 | 7,303 |
| | 116,372 | 96,900 |
| Deferred mineral property costs | 442,253 | 352,515 |
| Deferred charges | 26,944 | 19,893 |
| Capital assets | 39,278 | 34,886 |
| | $ 624,847 | $ 504,194 |
| Liabilities and Shareholders' Equity | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 49,753 | $ 40,758 |
| Long-term debt | 112,932 | – |
| Future income tax liability | 80,173 | 80,926 |
| Minority interest | 12 | 12 |
| Shareholders' equity: | | |
| Share capital | 326,250 | 326,200 |
| Stock options | 161 | – |
| Retained earnings | 55,566 | 56,298 |
| | 381,977 | 382,498 |
| | $ 624,847 | $ 504,194 |

See accompanying notes to consolidated financial statements.

On behalf of the Board:

p.04

John C. Lamacraft
Director

Robert A. Gannicott
Director

# consolidated statements of earnings and retained earnings

FOR THE PERIODS ENDED APRIL 30, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

| (unaudited) | THREE MONTHS ENDED APRIL 30 2002 | 2001 |
|---|---|---|
| Income: | | |
| Interest | $ 339 | $ 3,135 |
| Gain on sale of Snap Lake property | – | 147,714 |
| Foreign exchange | 395 | – |
| | 734 | 150,849 |
| Expenses: | | |
| General and administrative | 1,892 | 1,498 |
| Amortization | 30 | 41 |
| | 1,922 | 1,539 |
| Earnings (loss) before income taxes | (1,188) | 149,310 |
| Income taxes (recovery) | (456) | 64,041 |
| Earnings (loss) | (732) | 85,269 |
| Retained earnings (deficit), beginning of period | 56,298 | (24,740) |
| Retained earnings, end of period | $ 55,566 | $ 60,529 |
| Basic earnings (loss) per share | $ (0.01) | $ 1.56 |
| Diluted earnings (loss) per share | $ (0.01) | $ 1.55 |

See accompanying notes to consolidated financial statements.

# consolidated statements of cash flows

FOR THE PERIODS ENDED APRIL 30, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

| (unaudited) | THREE MONTHS ENDED APRIL 30 2002 | 2001 |
|---|---|---|
| Cash provided by (used in): | | |
| Operations: | | |
| Net earnings (loss) for the period | $ (732) | $ 85,269 |
| Items not involving cash | | |
| Gain on sale of Snap Lake property | – | (147,714) |
| Amortization | 30 | 41 |
| Future income taxes | (753) | 63,862 |
| Stock-based compensation | 101 | – |
| Foreign exchange | (395) | – |
| Change in non-cash operating working capital | (2,061) | (39) |
| | (3,810) | 1,419 |
| Financing: | | |
| Long-term debt | 114,664 | – |
| Issue of common shares, for cash, net of issue expenses | 50 | 172 |
| Investments: | | |
| Deferred mineral property costs | (65,023) | (32,636) |
| Deferred charges | (10,710) | (1,476) |
| Capital assets | (7,140) | (85) |
| Proceeds on disposal of Snap Lake property | – | 172,762 |
| Money market instruments | (23,604) | – |
| | (106,477) | 138,565 |
| Foreign exchange effect on cash balances | (1,049) | – |
| Increase in cash and cash equivalents | 3,378 | 140,156 |
| Cash and cash equivalents, beginning of period | 87,222 | 123,912 |
| Cash and cash equivalents, end of period | $ 90,600 | $ 264,068 |
| Change in non-cash operating working capital: | | |
| Accounts receivable | $ (153) | $ 315 |
| Prepaid expenses | 6 | 54 |
| Accounts payable and accrued liabilities | (1,914) | (408) |
| | $ (2,061) | $ (39) |

See accompanying notes to consolidated financial statements.

# notes to consolidated financial statements

1. The interim consolidated financial statements of Aber Diamond Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2002. As at April 30, 2002, the Diavik Diamonds Project has not commenced commercial production and thus no amortization of deferred mineral property costs or deferred charges has been recorded.

2. Effective February 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants standards for the recognition, measurement and disclosure of stock-based compensation applicable to the grants of stock options under the Company's Stock Option Plan. Under the new requirements, the Company has used the fair value based method of accounting for grants of options to non-employees. The Company has continued its existing policy that no compensation cost is recorded on the grant of stock options to directors and employees.

During the quarter, 392,000 common share options were granted to directors and employees at a weighted average exercise price of $23.43 each, and an additional 80,000 common share options were granted to non-employees, including a director for consulting work performed and a consultant, at an exercise price of $23.35 each, expiring in the year 2012. During the quarter, $0.2 million was recorded for stock compensation, with a corresponding increase in stock options equity reflected on the balance sheet.

Had the fair value based method been used for all stock options granted during the first quarter, the Company's net loss would have increased by $1.0 million, not including the effect of options granted prior to January 31, 2002. The effect, on a pro forma basis, of the fair value based accounting method on the Company's earnings per share would have been a reduction of $0.02. Consideration paid by employees on the exercise of stock options is recorded as stock options.

3. Aber announced on January 29, 2002 the closing of its US$230 million Project Loan Facility (the "Loan Facility"). First drawdown on the Loan Facility was made on February 6, 2002 and US$72 million (C$114.7 million) was drawn by April 30, 2002.

The Loan Facility is sufficient to fund Aber's share of: all budgeted expenditures to complete the Diavik Project, including ongoing exploration, the 2003 supplies procurement and winter road campaign; costs and fees related to the Loan Facility; interest during the remaining construction period to the commencement of diamond sales in the second quarter 2003; Aber's corporate and administrative expenditures for that same period; and the cost of establishing Aber's sorting and marketing facilities.

The underlying interest rate is floating at LIBOR plus 3%. Commitment fees of 1.5% are payable on the outstanding amount of the Loan Facility. Scheduled amortization of the Loan Facility will be over eight semi-annual equal instalments following project completion, with a final maturity date of December 15, 2007. The Loan Facility contemplates accelerated repayment based upon available Project cash flow. The Company is required to comply with certain financial and non-financial covenants.

4. Share capital information at June 20, 2002:

| | |
|---|---|
| Authorized | 100,000,000 |
| Issued & outstanding | 54,591,920 |
| Fully diluted | 57,717,320 |



www.aber.ca

P.O. BOX 4569, STATION A
TORONTO, ONTARIO, CANADA M5W 4T9
TEL: 416.362.2237 FAX: 416.362.2230

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**DATED** the 25th day of June, 2002.

**ABER DIAMOND CORPORATION**

By: ______________________
Lyle R. Hepburn, Secretary